EXHIBIT 99.1

May 10, 2023 | VANCOUVER, BC

Sandstorm Gold Royalties Announces Record 2023 First Quarter Results

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) has released its results for the first quarter ended March 31, 2023 (all figures in U.S. dollars).

First Quarter Highlights

•	Record attributable gold equivalent ounces[1] of 28,368 ounces (Q1 2022 — 18,741 ounces);
•	Record revenue of $44.0 million (Q1 2022 — $35.4 million);
•	Record total sales, royalties, and income from other interests[1] of $54.0 million (Q1 2022 — $35.4 million);
•	Record cash flows from operating activities, excluding changes in non-cash working capital[1] of $42.7 million (Q1 2022 — $26.7 million);
•	Net income of $15.6 million (Q1 2022 — $9.1 million);
•	Average cash cost per attributable gold equivalent ounce[1] of $230 resulting in cash operating margins[1] of $1,652 per ounce (Q1 2022 — $283 per ounce and $1,604 per ounce respectively);
•	SSR Mining assumes operational control of Hod Maden project: SSR Mining Inc. (“SSR Mining”) recently announced that it has reached an agreement with Lidya Madencilik (“Lidya”) to acquire up to a 40% interest in Hod Maden and assume operational control of the project. SSR Mining is an experienced international mining company with producing assets located in the United States, Türkiye, Canada and Argentina. SSR Mining has expertise in project exploration, construction, mining and processing as well as an existing partnership with Lidya on the producing Çöpler mine. SSR Mining will continue early-works construction activities at Hod Maden with its development team mobilizing to site immediately. SSR Mining will assume the project finance process that is currently underway while working to advance Hod Maden to a full construction decision in 2024. SSR Mining anticipates commercial production to commence in 2027.

•	Renewal of Normal Course Issuer Bid: In April, Sandstorm renewed its normal course issuer bid allowing the Company to purchase up to 24.0 million of the Company’s common shares from time to time when Sandstorm’s management believes that the shares are undervalued by the market.

Outlook

Based on the Company’s existing royalties, attributable gold equivalent ounces for 2023 are forecasted to be between 90,000 and 100,000 ounces. The Company’s production forecast is expected to reach approximately 125,000 attributable gold equivalent ounces within the next five years, with a sustainable average annual production of approximately 110,000 attributable gold equivalent ounces over the next 15 years.

Financial Results

For the three months ended March 31, 2023, the Company realized record quarterly revenue of $44.0 million compared with $35.4 million for the comparable period in 2022. The Company also had record total sales, royalties, and income from other interests of $54.0 million during the quarter ($35.4 million for the comparable period in 2022), which includes $10.0 million in other contractual income related to a one-time contractual payment from the Company's Mt. Hamilton royalty. The increase in revenue is largely attributable to a 23% increase in attributable gold equivalent ounces sold, excluding attributable ounces related to the Mt. Hamilton contractual payment.

Net income and cash flows from operating activities were $15.6 million and $39.9 million, respectively, compared with net income of $9.1 million and cash flows from operating activities of $22.4 million for the comparable period in 2022. The increase is partially attributable to an $8.6 million increase in revenue (as described above) as well as the $10.0 million in contractual income related to the Mt. Hamilton contractual payment and a $2.9 million increase in the gains recognized on the revaluation of the Company’s investments mostly driven by an increase in the fair value of the Horizon Copper debenture. The increases were partially offset by a $9.3 million increase in finance expense, primarily related to interest paid on the Company’s revolving credit facility, and a $6.9 million increase in depletion expense, partly driven by an increase in attributable gold equivalent ounces sold.

Streams & Royalties

Of the gold equivalent ounces sold by Sandstorm during the first quarter of 2023, approximately 9% were attributable to mines located in Canada, 32% from the rest of North America, 49% from South America, and 10% from other countries.

	Revenue (in Millions)	Gold Equivalent Ounces
Canada	$5.0	2,641
North America excl. Canada	$6.8	8,947
South America	$26.7	13,883
Other	$5.5	2,897
Total	$44.0	28,368

Canada

Streams and royalties on Canadian mines contributed 20% less gold equivalent ounces to Sandstorm when compared to the first quarter of 2022. The change is primarily due to a decrease in royalty revenue from the Diavik mine in the Northwest Territories, driven by the timing of sales, production rates, and diamond prices, as well as a decrease in royalty revenue from the Bracemac-McLeod mine in Quebec, which discontinued operations in the second half of 2022. The decrease was partially offset by an increase in gold equivalent ounces received and sold from the CEZinc smelter in Quebec, which was acquired as part of the Nomad Royalty acquisition in August 2022.

North America Excluding Canada

The gold equivalent ounces sold from operations located within North America, but outside of Canada, contributed 93% more gold equivalent ounces when compared to the first quarter of 2022, excluding attributable ounces related to the Mt. Hamilton contractual payment which is included in Other Income. The change was primarily driven by an increase in gold equivalent ounces received and sold from the Mercedes mine in Mexico, which commenced making deliveries to Sandstorm in the second quarter of 2022, and an increase in the number of attributable ounces sold from the Santa Elena mine in Mexico, partly due to the timing of sales. The increase was partially offset by a decrease in ounces received and sold from the Relief Canyon mine in Nevada, largely due to the timing of sales.

South America

Operations in South America contributed 22% more gold equivalent ounces sold when compared to the first quarter of 2022. The increase was largely driven by an increase in royalty revenue from the Antamina mine in Peru and the Caserones mine in Chile, both of which were acquired in the second half of 2022, as well as an increase in royalty revenue attributable to the Fruta del Norte mine in Ecuador and the Aurizona mine in Brazil. The change was partially offset by a decrease in the number of ounces received and sold attributable to the Cerro Moro mine in Argentina and revenue attributable to the Vale Royalties, largely due to the timing of sales.

Other

Streams and royalties on mines in other countries contributed 36% more gold equivalent ounces sold when compared to the first quarter of 2022. This change is primarily due to an increase in gold equivalent ounces received and sold from the Blyvoor mine in South Africa and the Bonikro mine in Côte d’Ivoire. The Blyvoor and Bonikro streams were acquired as part of the Nomad Royalty acquisition in August 2022.

Webcast & Conference Call Details

A conference call will be held on Thursday, May 11, 2023, starting at 8:30am PDT to further discuss the first quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688

North American Toll-Free: (+1) 888-390-0546

Conference ID: 22359231

Webcast URL: https://bit.ly/3LK1FYz

Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including (i) total sales, royalties, and income from other interests, (ii) attributable gold equivalent ounce, (iii) average cash cost per attributable gold equivalent ounce, (iv) cash operating margin, and (v) cash flows from operating activities excluding changes in non-cash working capital. Total sales, royalties and income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes sales and royalty revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. The Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry. Attributable gold equivalent ounce is a non-IFRS financial ratio that uses total sales, royalties, and income from other interests as a component. Attributable gold equivalent ounce is calculated by dividing the Company’s total sales, royalties, and income from other interests, less revenue attributable to non-controlling shareholders for the period, by the average realized gold price per ounce from the Company’s gold streams for the same respective period. The Company presents Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces. The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per ounce from the Company’s gold streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The Company has also used the non-IFRS financial measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Refer to pages 29–32 of the Company’s MD&A for the three months ended March 31, 2023, which is available on SEDAR at www.sedar.com, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

CONTACT Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	MARK KLAUSEN
CHIEF FINANCIAL OFFICER	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm holds a portfolio of 250 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the impact of general business and economic conditions; management’s expectations regarding Sandstorm’s growth; the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2022 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 23, 2023 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.